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TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Appoints Chief Financial Officer

Saskatoon, Saskatchewan, Canada, July 6, 2004 . . . . . . . . . . .

Cameco Corporation is pleased to announce the appointment of O. K. (Kim) Goheen to the position of senior vice-president and chief financial officer effective August 1, 2004. He will report to Jerry Grandey, Cameco’s president and chief executive officer.

Goheen joined Cameco in 1997 as treasurer and was appointed vice-president in 1999. He has provided financial guidance to the company’s growth initiatives and played a key role in the recent launch of the new publicly-traded TSX company, Centerra Gold, Inc.

“Solid administration of Cameco’s financial resources will be required as we pursue our vision to become a dominant nuclear energy company in the years ahead,” said Grandey. “Kim’s knowledge, experience and firm sense of direction will help our management team achieve the company’s goals.”

Goheen has extensive experience in domestic and international finance in the transportation, petroleum, mining and energy industries. Prior to joining Cameco, he was employed with the Calgary-based IPL Energy Inc. (Enbridge) in a variety of financial capacities.

He holds a master of business administration from the University of Western Ontario, a bachelor of commerce from the University of British Columbia and a certified management accounting designation.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Media & investor inquiries:	Alice Wong (306) 956-6337

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